SUB-ITEM 77D:  Policies with respect to security investments


A Meeting of the Board of Directors (the "Directors") of Federated Utility Fund, Inc. (the "Corporation") was held on August 22, 2002.

After full discussion, on motion duly made and seconded, the Directors unanimously, and without shareholder approval, authorized and approved a proposal to eliminate the fundamental investment policy of the Fund as follows:

"The Corporation will seek to achieve its investment objectives by investing primarily in common stocks, preferred stocks, units of participation in master limited partnerships which are traded on national securities exchanges, securities convertible into stock, and debt securities issued by companies in the utilities industry. Under normal conditions, the Corporation will invest at least 65% of its total assets in securities issued by companies engaged in the production, transmission, or distribution of electric energy or gas, or in communications facilities such as telephone or telegraph services.

Debt obligations in the portfolio, at the time they are purchased, shall be limited to those which fall in one of the following categories: (i) rated investment grade by either Moody's Investors Services, Inc. or Standard & Poor's Corporation, or (ii) determined by the Investment Adviser to be of investment grade and not rated by either of the aforementioned rating services; or (iii) the subordinated debt of issuers whose senior debt obligations are deemed to be investment grade by either of the aforementioned rating services. These subordinated debt securities may be unrated or rated below investment grade by Moody's Investors Services, Inc. or Standard & Poor's Corporation."



The above-referenced policies became effective on December 19,  2002.